FILE No. 823437

Corficolombiana
NIt 890.300.653-6

RECEIVED
2008 JAN 29 A 9:04

Cali, January 21, 2008

08000458

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.'s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

PROCESSED
FEB 04 2008
THOMSON
FINANCIAL

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Merging
   The merging notice was recorded on October 16, 2007 by Corficolombiana and Pesa with the Financial Superintendency, as provided on article 56 of the Financial System Organic By-laws.

2. Merging
   On December 13, 2007 Corficolombiana was advised about Resolution No. 2174 of December 12, 2007 from the Financial Superintendency, through which the later does not object the merging between CORFICOLOMBIANA S.A. and PORYECTOS DE ENERGIA S.A.

3. Selling of assets
   The selling of the right in an investment trust was formalized on December 26, 2007, related to 6 lots in Valle del Lili urbanization in Cali. The selling was made in cash for Col.Ps 8,558,580,180, an amount that exceeds by 5% the value of the accounting cluster to which it belongs.

Corficolombiana
Nit 890.300.653-6

4. Merging
Deed No. 10410 was granted on December 26, 2007, at Notary's Office 71 in Bogota, formalizing the merging commitment between CORFICOLOMBIANA (Absorging entity) and PROYECTOS DE ENERGIA S.A. (Absorbed entity).

5. Merging
Public Deed 10410 dated December 27, 2007 from Notary's Office 71 of Bogota formalizing the merging between CORFICOLOMBIANA (Absorbing entity) and PROYECTOS DE ENERGIA S.A (Absorbed entity) was recorded under Mercantile Register of the Chamber of Commerce of Bogota, on book IX No. 01180678.

6. Announcements made by the firm
On January 4, 2008 the first announcement on the merging through absorption of Proyectos de Energia S.A, by Corporacion Financiera Colombiana S.A was made on La Republica newspaper (a copy of the announcement is annexed).

7. Announcements made by the firm
On January 15, 2008 the second announcement on the merging through absorption of Proyectos de Energia S.A, by Corporacion Financiera Colombiana S.A was made on La Republica newspaper (a copy of the announcement is annexed).

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

**Amalia Correa Young**
Vicepresident

FILE No. 823437

Corficolombiana
NIt 890.300.653-6

RECEIVED
2008 JAN 29 A 9:04

Cali, January 21, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Merging
   The merging notice was recorded on October 16, 2007 by Corficolombiana and Pesa with the Financial Superintendency, as provided on article 56 of the Financial System Organic By-laws.

2. Merging
   On December 13, 2007 Corficolombiana was advised about Resolution No. 2174 of December 12, 2007 from the Financial Superintendency, through which the later does not object the merging between CORFICOLOMBIANA S.A. and PORYECTOS DE ENERGIA S.A.

3. Selling of assets
   The selling of the right in an investment trust was formalized on December 26, 2007, related to 6 lots in Valle del Lili urbanization in Cali. The selling was made in cash for Col.Ps 8,558,580,180, an amount that exceeds by 5% the value of the accounting cluster to which it belongs.

Corficolombiana
Nit 890.300.653-6

4. Merging
Deed No. 10410 was granted on December 26, 2007, at Notary's Office 71 in Bogota, formalizing the merging commitment between CORFICOLOMBIANA (Absorging entity) and PROYECTOS DE ENERGIA S.A. (Absorbed entity).

5. Merging
Public Deed 10410 dated December 27, 2007 from Notary's Office 71 of Bogota formalizing the merging between CORFICOLOMBIANA (Absorbing entity) and PROYECTOS DE ENERGIA S.A (Absorbed entity) was recorded under Mercantile Register of the Chamber of Commerce of Bogota, on book IX No. 01180678.

6. Announcements made by the firm
On January 4, 2008 the first announcement on the merging through absorption of Proyectos de Energia S.A, by Corporacion Financiera Colombiana S.A was made on La Republica newspaper (a copy of the announcement is annexed).

7. Announcements made by the firm
On January 15, 2008 the second announcement on the merging through absorption of Proyectos de Energia S.A, by Corporacion Financiera Colombiana S.A was made on La Republica newspaper (a copy of the announcement is annexed).

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

**Amalia Correa Young**
Vicepresident

Corficolombiana
Nit 890.300.653-6

**FINANCIAL SUPERINTENDENCY OF COLOMBIA**

**RESOLUTION NUMBER 2174, 2007**

Through which non-objection of a merging is declared

**THE FINANCIAL SUPERINTENDENT**

With the legal powers he has been conferred and particularly, the ones conferred under article 58-2 of the Financial System Organic By-Laws, pursuant to paragraph 11, article 11, Decree 4327, 2005, and

**CONSIDERING**

**ONE.-** That CORPORACION FINANCIERA COLOMBIANA S.A. (hereinafter "CORFICOLOMBIANA) is a loan organization duly authorized to develop its corporate purpose in the country and as such is subject to the control, inspection and observation of the Financial Superintendency of Colombia (hereinafter FSC), pursuant to provisions of paragraph 2, article 325 of the Financial System Organic By-laws and article 72, Decree 4327, 2005.

**TWO.** That PROYECTOS DE ENERGIA S.A. (hereinafter PESA) is a commercial entity organized under public deed 3028 of December 3, 1996, Notary's Office 5 of Cali, recorded with the Chamber of Commerce of Cali on December 5, 1996, book IX, under number 9035. with main seat in Cali (Valle), pursuant to certificate issued on June 29, 2007 by the Chamber of Commerce of Cali. Its main corporate purpose is making investments in companies and developing electric power projects, and is subject to the inspection of the Superintendency of Companies, pursuant to Decree 4350, 2006.

**THREE.** That with communication recorded on October 16, 2007, under number 2007062076-000, complemented last November 1st, 2007, the Legal Representatives of the mentioned entities gave notice to this Superintendency under the terms of paragraph 1 of article 56 of the Financial System Organic By-laws, about the merging between CORFICOLOMBIANA as absorbing entity and PESA as absorbed entity. For this purpose, the justification, objectives and financial and administrative conditions of the operation were informed, along with the relevant documentary support, as required on paragraph 2, article 56, thereof.

**FOUR.** That the procedure and norms applicable to this merging process are the ones contained on Chapters II and VII Part Three of the Financial System Organic

By-laws (articles 55 to 62 and 71), because the absorbing entity is a financial entity and the resulting company shall continue under the observance of this Superintendency.

**FIVE.** That pursuant to provisions of paragraph 2, article 58 of the Financial System Organic By-laws, in agreement to letter d), paragraph 1, article 326 of the same legal regulation, and paragraph 11, article 11 of Decree 4327, 2005, the Financial Superintendent is empowered to declare the objection or non-objection to the merging of financial entities and insurance companies subject to its observance, within the term legally contemplated and pursuant to the reasons explicitly stated on the article initially indicated.

**SIX.** That pursuant to paragraph 1, article 58 of the Financial System Organic By-laws, the Financial Superintendent may declare the non-objection of the merging, before expiration of the indicated term, that is in this particular case, two (2) months from the submission date of the merging notice.

**SEVEN.** That the main corporate purpose of the entity to be absorbed by CORFICOLOMBIANA under merging, that is, PESA, is to make investments in entities of the power sector, an activity that is perfectly compatible with the operations authorized for the absorbing entity.

**EIGHT.** That under the terms of paragraph 5 of External Circular Letter 01 of March 23, 2007, issued by the Superintendency of Companies, PESA does not require previous authorization by this Entity to merge with CORFICOLOMBIANA, as the latter as absorbing entity, shall continue under the observance of the Financial Superintendency.

**NINE.** That upon confronting the reasons for objecting the merging pursuant to paragraph 2, article 58 of the Financial System Organic By-Laws, with the financial and administrative conditions of the operation proposed by the involved entities, there is no reason to object the mentioned merging.

**TEN.** That pursuant to provisions of article 2, Decree 422, 2006, this merging was submitted before the Financial Superintendent Consulting Council on its December 10, 2007 meeting.

From the above, this Office,

Corficolombiana
NIt 890.300.653-6

RESOLVES:

**ARTICLE ONE. NOT TO OBJECT THE MERGING** between CORPORACION FINANCIERA COLOMBIANA S.A. as absorbing entity, and PROYECTOS DE ENERGIA S.A., as absorbed entity, taking into account the above reasons exposed in the precedent part of this Resolution.

**PARAGRAPH.-** Upon formalizing the merging, the absorbing entity shall give notice to the public about this act, under the terms provided on paragraph 6, article 71 of the Financial System Organic By-Laws, and a copy shall be sent to this Superintendency within five (5) working days after its publication.

**ARTICLE TWO. TO ORDER** the publication of this Resolution on the Ministry of Finances and Public Credit Bulletin, Financial Superintendency Section.

**ARTICLE THREE. TO ORDER** the personal notification by the General Secretary of the content of this Resolution to the legal representatives of CORPORACION FINANCIERA COLOMBIANA S.A. and PROYECTOS DE ENERGIA S.A., by submitting them a copy of this Resolution and advising that an appeal for reconsideration of judgment may be applicable, which shall be submitted to the Financial Superintendency within five (5) working says after such notification.

TO BE NOTIFIED, PUBLISHED AND COMPLIED WITH.

Given in Bogota D.C. on (illegible date)

**THE FINANCIAL SUPERINTENDENT**

**CESAR PRADO VILLEGAS**

Martha Patricia Fandiño Arce
Legal Representative
Corficolombiana S.A.

Ana Maria Zarruk Serrano
Legal Representative, Deputy

Corficolombiana
Nit 890.300.653-6

Proceeding: 2007062076-000
Entity: CORPORACION FINANCIERA COLOMBIANA S.A.
Reviewed by: Rodolfo A. Cifuentes Bustos
Jesús Heraclio Gually
Gloria Tibocha Forero

FINANCIAL SUPERINTENDENCY OF COLOMBIA – GENERAL SECRETARY

Notifice.- In Bogota D.C., on December 13, 2007, the previous resolution was personally notified to Mr. FERNAN IGNACIO BEJARANO ARIAS, with Colombian citizenship card No.19.284.260 issued in Bogota, acting as Legal Representative of CORPORACION FINANCIERA COLOMBIANA S.A., being advised on the content of the said resolution and warning that an appeal for reconsideration of judgment may be submitted before the Financial Superintendent of Colombia pursuant to provisions of article 335 of the Financial System Organic By-Laws, amended by article 87, Law 795, 2003 within five (5) working days after this notice. Likewise, a copy of the resolution subject to this proceeding is submitted.

(Signature).

**FERNAN IGNACIO BEJARANO ARIAS**
Notified person

**MONICA ANDRADE VALENCIA**
General Secretary

FILE No. 823437

Corficolombiana
Nit 890.300.653-6

RIDER 2

Merging
On December 13, 2007 Corficolombiana was advised about Resolution No. 2174 of December 12, 2007 from the Financial Superintendency, through which the later does not object the merging between CORFICOLOMBIANA S.A. and PROYECTOS DE ENERGIA S.A.

SUPERINTENDENCIA FINANCIERA DE COLOMBIA

**RESOLUCIÓN NÚMERO** 2174 **DE 2007**

( 12 DIC 2007 )

Por medio de la cual se declara la no objeción de una fusión

## EL SUPERINTENDENTE FINANCIERO

en uso de sus atribuciones legales y, en especial, de las que le confiere el artículo 58-2 del Estatuto Orgánico del Sistema Financiero, en concordancia con el numeral 11 del artículo 11 del Decreto 4327 de 2005, y

## CONSIDERANDO

**PRIMERO.** Que la CORPORACION FINANCIERA COLOMBIANA S.A. (en adelante CORFICOLOMBIANA) es un establecimiento de crédito debidamente autorizado para desarrollar su objeto social en el país y en tal carácter se encuentra sometido al control, inspección y vigilancia de la Superintendencia Financiera de Colombia (en adelante SFC), de conformidad con lo dispuesto por el numeral 2° del artículo 325 del Estatuto Orgánico del Sistema Financiero (EOSF) y el artículo 72 del Decreto 4327 de 2005.

**SEGUNDO.** Que PROYECTOS DE ENERGIA S. A. (en adelante PESA) es una sociedad comercial constituida mediante escritura pública número 3028 del 3 de diciembre de 1996 de la Notaría 5ª de Cali, inscrita en la Cámara de Comercio de Cali el 5 de diciembre de 1996, en el libro IX, bajo el número 9035, domiciliada en Cali (Valle), según certificado expedido el 29 de junio de 2007 por la Cámara de Comercio de Cali. Su objeto social principal lo constituye la inversión en sociedades y desarrollo de proyectos de energía eléctrica, y en tal carácter es vigilada por la Superintendencia de Sociedades de acuerdo con lo dispuesto en el Decreto 4350 de 2006.

**TERCERO.** Que mediante comunicación radicada el 16 de octubre de 2007 bajo el número 2007062076-000, complementada el pasado 1° de noviembre, los Representantes Legales de las citadas entidades dieron aviso de fusión a esta Superintendencia en los términos del numeral 1° del artículo 56 del EOSF, sobre la fusión de CORFICOLOMBIANA como entidad absorbente, y de PESA como entidad absorbida. Para tal efecto se informó la justificación, los objetivos y las condiciones financieras y administrativas de la operación, acompañando los soportes documentarios correspondientes, tal como lo requiere el numeral 2° del artículo 56, ibidem.

**CUARTO.** Que el procedimiento y las normas aplicables para este proceso de fusión son las contenidas en los Capítulos II y VII Parte Tercera del EOSF (artículos 55 a 62, y 71), en razón a que quien absorbe a la sociedad comercial es una entidad financiera y la resultante seguirá siendo vigilada por esta Superintendencia.

DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE ... CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA ... 28 ENE 2008
CALI,

**QUINTO.** Que de acuerdo con lo contemplado por el numeral 2° del artículo 58 del EOSF, en concordancia con el literal d), numeral 1° del artículo 326 del mismo ordenamiento legal, y el numeral 11 del artículo 11 del Decreto 4327 de 2005, el Superintendente Financiero se encuentra facultado para declarar la objeción o no objeción de la fusión de las entidades financieras y aseguradoras sometidas a su vigilancia, dentro del plazo legalmente contemplado y conforme a las causales expresamente señaladas en el artículo inicialmente indicado.

**SEXTO.** Que al tenor de lo preceptuado por el numeral 1° del artículo 58 del EOSF, el Superintendente Financiero podrá declarar la no objeción de la fusión, antes del vencimiento del término señalado, que para el presente caso es de dos (2) meses contados a partir de la presentación en debida forma del aviso de fusión.

**SEPTIMO.** Que el objeto social principal de la entidad que será absorbida por parte de CORFICOLOMBIANA mediante la fusión, esto es, la sociedad PESA, es la realización de inversiones en entidades del sector energético, actividad que resulta compatible con las operaciones autorizadas a la entidad financiera absorbente.

**OCTAVO.** Que en los términos del numeral 5° de la Circular Externa 01 de marzo 23 de 2007 expedida por la Superintendencia de Sociedades, PESA no requiere autorización previa de esa Entidad para fusionarse con CORFICOLOMBIANA, por cuanto esta última como absorbente continuará vigilada por la Superintendencia Financiera.

**NOVENO.** Que una vez confrontadas las causales de objeción de la fusión conforme a lo señalado en el numeral 2 del artículo 58 del EOSF, con las condiciones financieras y administrativas de la operación propuesta por las entidades participantes, no se aprecia ninguna razón por la cual resulte pertinente objetar la fusión aludida.

**DECIMO.** Que de acuerdo con lo previsto por el artículo 2° del Decreto 422 de 2006, se escuchó sobre esta fusión al Consejo Asesor del Superintendente Financiero en sesión celebrada el 10 de diciembre de 2007.

En mérito de todo lo anteriormente expuesto, este Despacho,

## RESUELVE:

**ARTÍCULO PRIMERO. NO OBJETAR LA FUSIÓN** de la CORPORACIÓN FINANCIERA COLOMBIANA S.A. como entidad absorbente, y de la sociedad PROYECTOS DE ENERGÍA S.A. como entidad absorbida, por las razones expuestas en la parte motiva de la presente Resolución.

PARÁGRAFO: Una vez se formalice la fusión la entidad absorbente deberá dar aviso al público de tal circunstancia, en los términos previstos por el numeral 6° del artículo 71 del EOSF, copia del cual deberá enviarse a esta Superintendencia dentro de los cinco (5) días hábiles siguientes a su publicación.

CERTIFICO
QUE LA PRESENTE ... CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LAS ...
CALI, 23 ENE 2008

**ARTÍCULO SEGUNDO. ORDENAR** la publicación de esta Resolución en el Boletín del Ministerio de Hacienda y Crédito Público, Capitulo Superintendencia Financiera.

**ARTÍCULO TERCERO. ORDENAR** que por Secretaría General se notifique personalmente el contenido de la presente Resolución a los representantes legales de la CORPORACIÓN FINANCIERA COLOMBIANA S.A. y de PROYECTOS DE ENERGÍA S.A., entregándole copia de la misma y advirtiéndole que contra ella procede el recurso de reposición, el cual deberá interponerse ante el Superintendente Financiero dentro de los cinco (5) días hábiles siguientes a la fecha de notificación.

NOTIFÍQUESE, PUBLÍQUESE Y CUMPLASE.

Dada en Bogotá D. C, a los [illegible]

**EL SUPERINTENDENTE FINANCIERO,**

**CESAR PRADO VILLEGAS**

Doctora
Martha Patricia Fandiño Arce
Representante Legal
2-11 Corficolombiana S. A.
Carrera 13 No. 26 – 45, piso 8º
Bogotá

Doctora
Ana María Zarruk Serrano
Representante Legal Suplente
Proyectos de Energía S. A.
Carrera 13 No. 26 – 45, piso 14
Bogotá

Trámite: 2007062076-000
Entidad: Corporación Financiera Colombiana S. A
Revisaron: Rodolfo A. Cifuentes Bustos
Jesús Heraclio Gually
Gloria Tibochá Forero

Proyectó: Victor Hugo Caldas Muñoz

112000

COMO NOTARIO PRIMERO ENCARGADO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION
CALI, [illegible] 2008

FILE No. 823437

**SUPERINTENDENCIA FINANCIERA DE COLOMBIA – SECRETARIA GENERAL**

Notificación.- En Bogotá, D.C., a los Trece (13) días del mes de Diciembre de dos mil siete (2007), se notificó personalmente de la anterior resolución al doctor FERNAN IGNACIO BEJARANO ARIAS, identificado con cédula de ciudadanía número 19.284.260 de Bogotá, en calidad de Representante Legal de CORPORACION FINANCIERA COLOMBIANA S.A., enterándole del contenido de la misma y advirtiéndole que procede ante El Superintendente Financiero de Colombia, el recurso de reposición de conformidad con lo establecido en el articulo 335 del Estatuto Orgánico del Sistema Financiero, modificado por el articulo 87 de la Ley 795 de 2003, dentro de los cinco (5) días hábiles siguientes a la presente notificación. Así mismo, se le hace entrega de una copia de la resolución objeto de esta diligencia. Manifiesta que renuncia a los términos de ejecutoria.

FERNAN IGNACIO BEJARANO ARIAS
Notificado

ORIGINAL FIRMADO POR
**MÓNICA ANDRADE VALENCIA**

MONICA ANDRADE VALENCIA
Secretario General

COMO NOT. DEL CIRCULO DE
CERTIFICO
QUE LA PRESENTE ... CORRESPONDE AL ORIGINAL ... QUE HE TENIDO A LA VISTA ...
CALI,

## RIDER 4

Merging
Deed No. 10410 was granted on December 26, 2007, at Notary's Office 71 in Bogota, formalizing the merging commitment between CORFICOLOMBIANA (Absorging entity) and PROYECTOS DE ENERGIA S.A. (Absorbed entity).

Corficolombiana
Nit 890.300.653-6

Bogota D.C. December 26, 2007.

The undersigned Legal Representative of Corporacion Financiera Colombiana S.A gives notice to the market on the merging commitment between CORFICOLOMBIANA (Absorbing entity) and PROYECTOS DE ENERGIA S.A. (Absorbed entity) that was formalized today under public deed No. 10410 issued by Notary´s Office 71 of Bogota.

CORPORACION FINANCIERA COLOMBIANA S.A. shall request the recording of the merging Public Deed on December 27, 2007 in the mercantile register.

It should be noted that although to this date the only single shareholder of PROYECTOS DE ENERGIA S.A. (Absorbed entity), is CORFICOLOMBIANA S.A., (Absorbing entity), the entrance of new shareholders to the Absorbing entity shall not apply nor the issuing of shares of the same entity.

**FERNAN BEJARANO ARIAS**
Legal Representative

FILE No. 823437

Corficolombiana

Nit 890.300.653-6

Bogotá D.C., 26 de diciembre de 2007

El suscrito Representante Legal de la Corporación Financiera Colombiana S.A., informa al mercado, que el día de hoy se formalizó el compromiso de fusión, entre CORFICOLOMBIANA (Absorbente) y PROYECTOS DE ENERGIA S.A. (absorbida), mediante la escritura No 10410 otorgada en la Notaría 71 de Bogotá.

CORPORACION FINANCIERA COLOMBIANA S.A. solicitará la inscripción de la Escritura Pública de fusión el día 27 de diciembre de 2007 en el registro mercantil.

Es de anotar, que toda vez que a la fecha el único accionista de PROYECTOS DE ENERGIA S.A. (Absorbida), es CORFICOLOMBIANA S.A. (Absorbente), no habrá lugar al ingreso de nuevos accionistas a la Absorbente ni a la emisión de acciones de la misma.

**FERNAN BEJARANO ARIAS**
Representante Legal

**RIDER 6**

Announcements made by the firm
On January 4, 2008 the first announcement on the merging through absorption of Proyectos de Energia S.A, by Corporacion Financiera Colombiana S.A was made on La Republica newspaper (a copy of the announcement is annexed).

FILE No. 823437

Corficolombiana
Nit 890.300.653-6

**FIRST MERGING NOTICE**

**CORPORACION FINANCIERA COLOMBIANA S.A.**

**NIT 890.300.653-6**

**NOTICES**

CORPORACION FINANCIERA COLOMBIANA S.A gives notice to the public, under the terms of paragraph 6, article 71 of the Financial System Organic By-laws, that the merging under absorption between Proyectos de Energia S.A. and Corporacion Financiera Colombiana S.A. was formalized under public deed Number 10410, dated December 26, 2007, at Notary's Office 71 of Bogota, D.C., recorded with the Chamber of Commerce of Bogota and Cali, pursuant to provisions of paragraph 1, article 60 of the Financial System Organic By-Laws.

For all legal purposes, the merging agreement date is the same recording date of the public deed at the mercantile register, that is, December 27, 2007. From that date Corporacion Financiera Colombiana S.A., as absorbing entity, has full rights over all the assets, rights and obligations of Proyectos de Energía S.A.

**PEDRO NEL OSPINA SANTA MARÍA**
President

FILE No. 823437

**PRIMER AVISO DE FUSIÓN**

## LA CORPORACIÓN FINANCIERA COLOMBIANA S.A.
## NIT. No. 890.300.653-6
## INFORMA

La Corporación Financiera Colombiana S.A. avisa al público, en los términos del numeral 6 del artículo 71 del Estatuto Orgánico del Sistema Financiero, que la fusión por absorción de Proyectos de Energía S.A. por parte de la Corporación Financiera Colombiana S.A. se formalizó mediante escritura pública número 10410 del 26 de diciembre de 2007 de la Notaría 71 del Círculo de Bogotá D.C., inscrita en las cámaras de comercio de Bogotá y Cali, de conformidad con lo establecido en el numeral 1 del artículo 60 del E.O.S.F.

Para todos los efectos legales, se tiene como fecha de la fusión la de la inscripción de la escritura pública de fusión en el registro mercantil, esto es, el día 27 de diciembre de 2007. A partir de esta fecha la Corporación Financiera Colombiana S.A. como entidad absorbente, adquirió de pleno derecho la totalidad de los bienes, derechos y obligaciones de Proyectos de Energía S.A.

PEDRO NEL OSPINA SANTA MARÍA
Presidente

Corficolombiana

FILE No. 023437

Corficolombiana
Nit 890.300.653-6

RECEIVED
2008 JUN 20 A 9:34

## RIDER 7

Announcements made by the firm
On January 15, 2008 the second announcement on the merging through absorption of Proyectos de Energia S.A, by Corporacion Financiera Colombiana S.A was made on La Republica newspaper (a copy of the announcement is annexed).

Corficolombiana
Nit 890.300.653-6

**SECOND MERGING NOTICE**

**CORPORACION FINANCIERA COLOMBIANA S.A.**

**NIT 890.300.653-6**

**NOTICES**

CORPORACION FINANCIERA COLOMBIANA S.A gives notice to the public, under the terms of paragraph 6, article 71 of the Financial System Organic By-laws, that the merging under absorption between Proyectos de Energia S.A. and Corporacion Financiera Colombiana S.A. was formalized under public deed Number 10410, dated December 26, 2007, at Notary's Office 71 of Bogota, D.C., recorded with the Chamber of Commerce of Bogota and Cali, pursuant to provisions of paragraph 1, article 60 of the Financial System Organic By-Laws.

For all legal purposes, the merging agreement date is the same recording date of the public deed at the mercantile register, that is, December 27, 2007. From that date Corporacion Financiera Colombiana S.A., as absorbing entity, has full rights over all the assets, rights and obligations of Proyectos de Energía S.A.

**PEDRO NEL OSPINA SANTA MARÍA**
President

**DIRECCION GENERAL**
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

oreno descarta impuestos para financiar Plan de Desarrollo

# para impulsar proyectos en la región



ARCHIVO

e los proyectos, que trabajarán conjuntamente la Alcaldía y Gobernación, se encuentran las mejoras en infraestructura como el tren de cercanías y un nuevo anillo vial en la Sabana.



ARCHIVO

Uno de los objetivos del Alcalde de Bogotá, Samuel Moreno, de la mano de la Gobernación de Cundinamarca, es crear y consolidar la Región Capital.

## I febrero definen rutas del ansporte público colectivo

El nuevo Secretario de Movilidad de Bogotá, Luis Bernardo Villegas, ició que el próximo mes quedará definida la lista de rutas neces para atender la demanda de transporte público colectivo en la tal del país. De acuerdo con lo señalado por el funcionario, dichos ctos serán adjudicados a operadores a comienzos de 2008 y sentarán "un paso adelante hacia la reorganización de la movilidad ciudad".

cio de Bellas Artes, en donde á exposiciones permanentes, iertos y eventos culturales rtos para toda la ciudadanía.

### Estrategias

Alcalde Moreno se reunió nás con todo su equipo de go- o para definir los principales ctos del Plan de de Desarrollo

del distrito que será sometido al cabildo a partir de la última semana de abril próximo.

La nueva estrategia, denominada Bogotá Positiva, está integrada por siete puntos básicos, entre ellos: Bogotá, Ciudad de Derechos, que incluye la universalización en salud y educación gratuita hasta el grado 11;

Derecho a la Ciudad, que busca mejorar la movilidad y poner en marcha el metro y mejorar la seguridad; Ciudad Global, diseñada para insertar la urbe en el top mundial de grandes ciudades y donde además se trabajará con la Gobernación para ejecutar los 23 proyectos; Participación Ciudadana, en el que se crearán las Consejerías para planes locales y planes territoriales.

De la misma manera, habrá un programa para entregarle mayor autonomía a las localidades y otro para mejorar el recaudo de impuestos y mantener las finanzas sanas.

Sobre este tema el mandatario capitalino manifestó que cumplirá con su promesa de no crear impuestos para financiar el ambicioso Plan de Desarrollo.

EL NOTARIO PRIMERO ENCARGADO DEL CIRCULO DE CALI CERTIFICO: QUE LA PRESENTE ... ES FIEL ... ORIGINAL DEL DOCUMENTO QUE SE ... A LA VISTA PARA LA ...
CALI. 23 ENE 2008
MIGUEL CABRERA ...
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